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SEC 17016783

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48957

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALEXANDER CAPITAL, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET, 5TH FLOOR
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS SULLIVAN (Area Code – Telephone Number) 212 687-5650

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NAWROCKI SMITH LLP
(Name – *if individual, state last, first, middle name*)

290 BROAD HOLLOW ROAD	MELVILLE	NY	11747
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 0 1 2017
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ROCCO GUIDICIPOETRO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALEXANDER CAPITAL, LP, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

COO

Title

THOMAS F. SULLIVAN
Notary Public, State of New York
No. 01SU6025131
Qualified In Nassau County
Commission Expires May 24, 2019



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report
- ☒ (p) Report of Independent Registered Public Accounting Firm

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alexander Capital, LP

Contents



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Alexander Capital LP:

We have audited the accompanying statement of financial condition of Alexander Capital, LP (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Capital, LP as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Alexander Capital, LP's financial statements. The supplementary information is the responsibility of Alexander Capital LP's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Melville, New York
February 16, 2017

Nawrocki Smith LLP

Alexander Capital, LP

Statement of Financial Condition

December 31, 2016	
Assets	
Cash	$91,161
Receivable from and deposit with clearing broker	708,512
Property and equipment, net	33,028
Prepaid expenses	70,089
Commissions receivable	89,967
	$ 992,757
Liabilities and Member's Equity	
Liabilities:	
Accounts payable & accrued expenses	$761,827
Total Liabilities	761,827
Member's Equity	230,930
	$ 992,757

See accompanying notes to financial statements.

Alexander Capital, LP

Statement of Operations

Year ended December 31, 2016	
Revenue:	
Commissions	$ 5,628,218
Investment banking and advisory services	2,839,428
Interest income	507,987
Other income	628,572
Mutual Fund Fees	254,320
Managed Account Fees	278,820
Total Revenue	10,137,345
Expenses:	
Salaries and employee benefits	8,049,847
Clearing and execution	397,981
Occupancy and equipment	1,038,336
Travel and entertainment	139,683
Communication and market data	237,224
Miscellaneous operating expenses	61,699
Insurance	144,251
Professional fees	193,069
Depreciation and amortization	17,805
Regulatory fees	260,302
Total Expenses	10,540,197
Net Loss	$ (402,852)

See accompanying notes to financial statements.

Alexander Capital, LP

Statement of Changes in Member's Equity

Year ended December 31, 2016	
Balance, January 1, 2016	$ 191,782
Net loss	(402,852)
Additional Paid-In Capital	442,000
Balance, December 31, 2016	**$230,930**

See accompanying notes to financial statements.

Alexander Capital, LP

Statement of Cash Flows

Year ended December 31, 2016	
Cash Flows From Operating Activities:	
Net loss	$ (402,852)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	17,805
Increase in assets:	
Receivable from & deposit with clearing broker	(273,776)
Commissions receivable	(60,613)
Prepaid expenses	(3,044)
Increase in liabilities:	
Accounts payable & accrued expenses	332,036
Net Cash Used By Operating Activities	(390,444)
Purchase of Property & Equipment	(3,090)
Net Cash Used By Investing Activities	(3,090)
Additional Paid-In Capital	442,000
Net Cash Provided By Financing Activities	442,000
Net Increase In Cash	48,466
Cash, Beginning of Year	42,695
Cash, End of Year	$ 91,161

See accompanying notes to financial statements.

1. Business

Alexander Capital, LP (the "Company") is a New York limited partnership formed on March 25, 1996. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates on a fully disclosed basis through a clearing broker. Commission income and related expenses are currently recorded on a settlement date basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Agreement with clearing broker

The Company under Rule 15c3-3(k)(2)(ii) is exempt from preparing a reserve formula computation and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis.

Property and Equipment

Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 3-7 years) using the straight-line method.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a limited partnership, the Company is considered to be a disregarded entity and thus not subject to Federal or State taxes. However, the Company is subject to a New York City unincorporated income tax, the levy of which is not expected to be a material amount.

3. Receivables from and deposit with clearing broker

The receivable from clearing broker represents net cash held by the clearing broker for commissions generated during the year ended December 31, 2016, and the deposit with the clearing broker. As required by the clearing agreement, the Company maintains a deposit with the clearing broker, which is included in "Receivables from and deposit with clearing broker" in the accompanying Statement of Financial Condition at December 31, 2016.

4. Commitment

Rent

The Company has sub-leasing agreements for the rental of office spaces located at 17 State Street, New York, NY, and 1150 South Avenue, Staten Island, New York with Nesa Management LLC, a company controlled by the partners. These sub-leases provide for a payment of approximately $87,000 per month which includes electricity and related occupancy charges. Rent expense for the year ended December 31, 2016 was $967,758 and its included as occupancy and equipment on the Statement of Operations.

Litigation

The Company is subject to lawsuits and claims that arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such lawsuits and claims will not have a material adverse effect on the financial position of the Company.

5. Regulatory Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2016, the Company had regulatory net capital of $127,813. which exceeded its minimum requirement of $50,788 by $77,025. The Company's percentage of aggregate indebtedness to net capital was 596% at December 31, 2016.

6. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through February 16, 2017, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

Schedule I

Alexander Capital, LP

December 31, 2016

Computation of Net Capital Pursuant to Rule 15c3-1

Computation of Net Capital	
Total member's equity from statement of financial condition	$ 230,930
Less: Non-allowable assets:	
Property and equipment, net	33,028
Prepaid expenses	70,089
Net Capital	$ 127,813
Computation of Basic Net Capital Requirement	
Minimum dollar net capital requirement of 6-2/3% of aggregate indebtedness $761,827	$ 50,788
Statutory minimum net capital required	5,000
Net capital requirement (greater of the minimum calculation or the statutory amount)	
Excess net capital	77,025
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	51,630
Percentage of aggregate indebtedness to net capital	596%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation detailed above.

Schedule II

Alexander Capital, LP

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

Supplementary Information

Alexander Capital, LP

Exemption Report

Alexander Capital, LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Rocco Guidicipietro, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.




NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Alexander Capital LP:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Alexander Capital, LP (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
February 16, 2017

Nawrocki Smith LLP


NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Alexander Capital LP:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by Alexander Capital, LP (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Nawrocki Smith LLP

Melville, New York
February 16, 2017